UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 22, 2018

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01. Other Events.

On May 22, 2018, McDonald's Corporation (the "Company") issued U.S.$500,000,000 of the Company's Three-Month LIBOR Medium-Term Notes due 2021 (the "Notes"), pursuant to the Company's existing medium-term notes program, as set forth in the Company's Registration Statement on Form S-3 (Registration No. 333-205731), filed with the U.S. Securities and Exchange Commission ("SEC") and effective on July 17, 2015, and the related Prospectus and Prospectus Supplement, each dated July 17, 2015.

See Pricing Supplement No. 12, dated May 18, 2018, filed with the SEC, for more information.

A copy of the legal opinion of the Corporate Executive Vice President, General Counsel and Secretary of the Company relating to the issuance of the Notes, is filed as Exhibit 5 to this Current Report on Form 8-K and incorporated by reference into the Registration Statement (Registration No. 333-205731).

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*

Exhibit No.	Description
5	Legal Opinion of Jerome N. Krulewitch, Corporate Executive Vice President, General Counsel and Secretary of McDonald's Corporation.
23	Consent of Jerome N. Krulewitch, Corporate Executive Vice President, General Counsel and Secretary of McDonald's Corporation (included in the opinion filed as Exhibit 5 hereto).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION
(Registrant)


Date: May 23, 2018

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President, Associate General Counsel
and Assistant Secretary



EXHIBIT 5

Jerome N. Krulewitch
Executive Vice President
General Counsel and Secretary
McDonald's Corporation
Management - Department 010
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-6255
jerry.krulewitch@us.mcd.com

May 22, 2018

McDonald's Corporation
One McDonald's Plaza
Oak Brook, Illinois 60523

Re: McDonald's Corporation
Registration Statement on Form S-3 -
Issuance of U.S. $500,000,000 of Three-Month LIBOR Medium-Term Notes Due 2021

Ladies and Gentlemen:

I refer to the Registration Statement on Form S-3 (Registration No. 333-205731) (the "Registration Statement") and the prospectus contained therein (the "Prospectus") filed by McDonald's Corporation, a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), on July 17, 2015. I further refer to the Prospectus Supplement for Medium-Term Notes filed by the Company with the SEC, dated July 17, 2015 (the "Prospectus Supplement"), and the Pricing Supplement No 12, dated May 18, 2018 (the "Pricing Supplement"), relating to the issuance and sale of U.S. $500,000,000 of the Company's Three-Month LIBOR Medium-Term Notes Due 2021 (the "Notes"). As described in the Prospectus and the Prospectus Supplement, the Notes are being issued under the Company's Indenture, dated as of October 19, 1996 (the "Indenture"), as supplemented through the date hereof, by and between the Company and U.S. Bank National Association (formerly, First Union National Bank), as trustee, which Indenture is governed by Illinois law.

I am the Corporate Executive Vice President, General Counsel and Secretary of the Company and an attorney licensed to practice law in the State of Illinois, and my opinion is expressly limited to the laws of the State of Illinois, the General Corporation Law of the State of Delaware and the federal laws of the United States of America.

I, or individuals under my supervision and direction, have examined the Registration Statement; the Prospectus; the Prospectus Supplement; the Pricing Supplement; the Indenture; the Notes in global form; the Distribution Agreement, by and among the Company and the agents named therein, dated September 28, 2009 (including the form of terms agreement therein), as amended; the Terms Agreement, by and among the Company and SG Americas Securities, LLC, dated May 18, 2018, governing the issuance and sale of the Notes; the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws, as currently in effect; and the corporate proceedings of the Board of Directors of the Company. I, or such individuals, have also examined such other records, documents and questions of law as I have considered relevant and necessary as a basis for the opinion set forth below.

In rendering the opinion set forth below, I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to me as copies. I have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had at all relevant times and have the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments were at all relevant times and are the valid, binding and enforceable obligations of such parties. As to questions of fact material to this opinion, I have relied upon certificates of officers of the Company and of public officials.

Based on the foregoing, and subject to the qualifications, limitations, exceptions and assumptions set forth herein, it is my opinion that the Notes have been duly authorized by all necessary corporate action of the Company and are valid and binding obligations of the Company, enforceable against the Company in accordance with the terms thereof.

My opinion is subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws affecting the enforcement of creditors' rights generally and to the effect of general principles of equity, regardless of whether enforceability is considered in a proceeding in equity or at law.

I do not find it necessary for the purposes of this letter to cover, and accordingly I express no opinion as to, the application of the securities or blue sky laws of the various states or other jurisdictions to the Notes.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me in the Prospectus and the Prospectus Supplement under the caption "Legal Matters." By giving this consent, I do not admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Jerome N. Krulewitch
Jerome N. Krulewitch
Corporate Executive Vice President,
General Counsel and Secretary